UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One:)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from __________ to __________

Commission File Number: 000-19720

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABAXIS 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

ABAXIS, INC.
3240 Whipple Road
Union City, California 94587

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ABAXIS 401(K) PLAN

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Plan Administrative Committee and Participants of the Abaxis 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Abaxis 401(k) Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i, Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Burr Pilger Mayer, Inc.

San Jose, California
June 21, 2013

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ABAXIS 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2012 and 2011

	2012	2011

Assets:
Investments, at fair value	$17,951,933	$13,924,533

Receivables:
Notes receivable from participants	411,569	291,555
Employer contribution	145,899	-
Other receivables	2,527	-
Total receivables	559,995	291,555

Total assets	18,511,928	14,216,088

Liabilities - Other	-	152,914

Net assets available for benefits at fair value	18,511,928	14,063,174

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(91,947)	(92,401)
Net assets available for benefits	$18,419,981	$13,970,773

The accompanying notes are an integral part of these financial statements.

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ABAXIS 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2012

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,891,333
Interest, dividend and other income	364,423
Total investment income	2,255,756

Interest on notes receivable from participants	16,704

Contributions:
Participants	1,962,264
Employer	581,058
Rollovers	119,191
Total contributions	2,662,513

Total additions	4,934,973

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	452,248
Administrative expenses	33,517
Total deductions	485,765

Net increase	4,449,208

Net assets available for benefits at:
Beginning of year	13,970,773

End of year	$18,419,981

The accompanying notes are an integral part of these financial statements.

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ABAXIS 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

1.	Description of the Plan

General

The following description of the Abaxis 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan.

The Plan is a defined contribution plan containing a cash deferred arrangement described in Section 401(k) of the Internal Revenue Code (the “IRC”). The Plan was established on December 1, 1990 by Abaxis, Inc. (the “Company”) to provide benefits to eligible employees, as defined in the Plan document. The Plan is currently designed to be qualified under the applicable requirements of the IRC, as amended, and the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration

The Company has contracted with Pension Specialists, Inc. (“PSI”), a third-party-administrator to process and maintain the participant accounts. Effective January 1, 2012, PSI rebranded as Verisight, Inc. TD AMERITRADE Trust Company (“TD AMERITRADE”) served as the trustee and custodian of Plan assets effective July 31, 2008 until March 31, 2011. Retirement Services Trust Company (“RSTC”), a wholly-owned subsidiary of PSI, was appointed the trustee and custodian of the Plan effective April 1, 2011. Substantially all expenses incurred for administering the Plan reported in the Statement of Changes in Net Assets Available for Benefits are paid by the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Plan earnings or losses, and an allocation of the Company’s contributions, if any. Allocation of the Company’s contribution is based on participant contributions and compensation as defined by the Plan.

Participant Contributions

Participants may elect to have the Company contribute a portion of their eligible pre-tax compensation, not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant’s direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provision.

The Plan includes an Automatic Contribution Arrangement (“ACA”). Under the ACA provisions of the Plan, participants are automatically enrolled for a 3% payroll deferral per pay period. These contributions are defaulted into the Vanguard Target Retirement Funds based on the employee’s age, absent an investment fund election. Participants have the right to elect not to have the automatic deferrals withheld, and participants also have the right to elect to defer a different percentage.

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ABAXIS 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

1.	Description of the Plan, continued

Participants in the Plan may also elect to make after-tax salary deferral contributions to Roth accounts.

Employer Contributions

The Company may make discretionary matching contributions and discretionary profit sharing contributions as defined by the Plan and as approved by the Board of Directors. In 2012, the Company matched 50% of each eligible participant’s contributions up to a maximum of 2.5% of the participant’s eligible compensation for the first, second, third and fourth quarters. The Board of Directors approved a discretionary matching contribution of $145,899 for the fourth quarter of 2012 and the contribution was remitted to the Plan in February 2013. No discretionary profit sharing contribution was made in 2012.

Vesting

Participants are immediately vested with respect to their contributions, plus actual earnings thereon. Participants vest in the Plan sponsor’s discretionary matching and profit sharing contributions at a rate of 25% per year, and become fully vested after four years of credited service.

Forfeitures

Forfeitures of nonvested Plan sponsor contributions are used to reinstate any former participant account balance, reduce any matching and/or profit sharing contributions, or may be used to pay Plan expenses.

During the year ended December 31, 2012, forfeitures of nonvested account balances amounted to approximately $15,000 and forfeitures amounting to approximately $18,000 were used to pay administrative expenses. At December 31, 2012 and 2011, the forfeited nonvested account balance available for use was $3,000 and $6,000, respectively.

Investments

At December 31, 2012, investments of the Plan were held by RSTC, and invested based solely upon instructions received from participants.

The Plan’s investments are primarily in mutual funds, a unitized managed account and common/collective trust funds.  The unitized managed account consists of the Company’s common stock and cash equivalents. The Company’s common stock in the unitized managed account are not actually owned by the participants, rather a participant owns an interest in the account.

The Plan’s investment contract accounts with MetLife Stable Value Fund are fully benefit-responsive and, therefore, have been accounted at contract value. Contract value represents contributions made under the contracts, plus interest at a fixed rate set by MetLife, less participant withdrawals and administrative expenses. Participants may direct the withdrawal or transfer of all or a portion of their investments at contract value.

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ABAXIS 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

1.	Description of the Plan, continued

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan document (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other plan sponsor events that cause a significant withdrawal from the Plan, or (4) the failure of the trust transaction exemption under ERISA. The Plan Administrative Committee does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

The average yield on investment contract accounts for the years ended December 31, 2012 and 2011 were 5.37% and 6.90%, respectively. The average crediting interest rates for the respective years were 2.93% and 3.44%. The interest is credited to the contract at interest rates that reflect the performance of the underlying portfolio. The interest rate is reset periodically by MetLife and will not be less than 0%. As of December 31, 2012, the interest rate resets quarterly. In general, the issuer may terminate the contract and settle at other than contract value if the qualification status of the plan changes, breach of material obligations under the contract, failure to submit evidence to satisfy requirements to be an eligible Plan, or failure to execute a new Participation Agreement when required to do so as a condition of continuing participation.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2012 and 2011. If a participant ceases to make loan repayments, a loan will be in default may be considered a distribution from the Plan. In any event, the participant’s failure to repay a loan will reduce the benefit the participant would otherwise be entitled to from the Plan.

The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant’s vested balance. Such loans bear interest at 2% above the prime rate and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence, in which case it may be longer. The specific terms and conditions of such loans are established by the Company. The notes receivable from participants at December 31, 2012 carry interest rate of 5.25%. Principal and interest are paid ratably through payroll deductions.

Liabilities - Other

Liabilities – other pertains to an in-transit adjustment related to the change in Stable Value Fund at the end of the Plan year 2011 that was settled in January 2012.

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ABAXIS 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

1.	Description of the Plan, continued

Payment of Benefits

The Plan provides for the payment of benefits to the participant (or, if applicable, the beneficiary) upon normal retirement (age 60), termination of service, death, or disability. Participants are entitled to the vested portion of their account balance. In-service distributions are also available for participants who have attained age 55 and have completed five years of service, or who qualify for financial hardship. Participants will receive their distributions in the form of a lump-sum in cash. Terminated participants with an account balance that does not exceed $5,000 are entitled to a lump-sum distribution within a reasonable time after terminated employment.

Administrative Expenses

Administrative fees in the amount of $33,517 for the year ended December 31, 2012, reflected in the Statement of Changes in Net Assets Available for Benefits, represent fees for investment advisory, management fees, loan fees, and record-keeping and are paid directly by the Plan.

Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their account.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America and ERISA. Contributions from participants are recorded when withheld from the participant. Benefit payments are recorded when paid.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011 present the fair value of the investment contracts. Additionally, the Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011 presents the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.

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ABAXIS 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

2.	Significant Accounting Policies, continued

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to prior year financial statements to conform to the current year presentation. These reclassifications did not result in any change in previously reported net assets available for benefits.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (“exit price”) in an orderly transaction between market participants at the measurement date.  Accounting Standards Codification 820, “Fair Value Measurements and Disclosures” (ASC 820) establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs).  The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy are described below:

Level 1:  Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:  Directly or indirectly observable inputs as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active.  Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data from actively quoted markets for substantially the full term of the financial instrument.

Level 3:  Unobservable inputs that are supported by little or no market data and require the use of significant management judgment.  These values are generally determined using pricing models for which the assumptions utilize management’s estimates of market participant assumptions.

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ABAXIS 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

2.	Significant Accounting Policies, continued

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS” (ASU 2011-04), to converge U.S. GAAP and International Financial Reporting Standards on fair value measurements and disclosures. The amended guidance changes several aspects of the fair value measurement guidance in FASB Accounting Standards Codification 820, “Fair Value Measurement” (ASC 820), including information about valuation techniques and unobservable inputs used in Level 3 fair value measurements and a narrative description of the sensitivity of Level 3 measurements to changes in unobservable inputs. The amended guidance must be applied prospectively and is effective beginning after December 15, 2011. The adoption of this guidance did not have material impact on the Plan’s fair value disclosures.

3.	Investments and Fair Value Measurements

The following presents the fair values of assets held for investment purposes and those individual investments representing five percent or more of the Plan’s net assets available for benefits at December 31, 2012 and 2011:

	2012	2011

Investments:
Abaxis Stock Portfolio (unitized managed account)	$1,911,630	$1,331,262
American Funds the Growth Fund of America	956,690	*
Fidelity Spartan 500 Index	1,167,660	896,695
Metlife Stable Value	1,766,760	1,884,643
Pimco Total Return	1,195,265	1,118,160
Vanguard Target Retirement 2030	1,031,580	*
Other funds less than 5% of net assets available for benefits	9,922,348	8,693,773
Total assets held for investment purposes	$17,951,933	$13,924,533

*	Less than five percent of the Plan's net assets available for benefits at December 31, 2011.

The Plan’s investments, including gains and losses on investments bought and sold during the year, appreciated (depreciated) in value as follows:

2012

Mutual funds	$1,339,433
Unitized managed account	507,918
Common/collective trust funds	43,982
Net increase in fair value of investments	$1,891,333

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ABAXIS 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

3.	Investments and Fair Value Measurements, continued

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets measured and recorded at fair value on a recurring basis, as of December 31, 2012 and 2011:

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
Balanced funds	$5,424,366	$-	$-	$5,424,366
Blend funds	3,590,638	-	-	3,590,638
Fixed Income funds	1,378,861	-	-	1,378,861
Growth funds	1,915,281	-	-	1,915,281
Value funds	1,063,707	-	-	1,063,707
Others	415,652	-	-	415,652
Total mutual funds	13,788,505	-	-	13,788,505
Money market funds	485,038	-	-	485,038
Unitized managed account - Cash	56,111	-	-	56,111
Unitized managed account - Abaxis common stock	1,855,519	-	-	1,855,519
Common/collective trust funds	-	1,766,760	-	1,766,760
Total assets held for investment at fair value	$16,185,173	$1,766,760	$-	$17,951,933

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Balanced funds	$3,758,973	$-	$-	$3,758,973
Blend funds	2,995,209	-	-	2,995,209
Fixed Income funds	1,234,165	-	-	1,234,165
Growth funds	1,420,960	-	-	1,420,960
Value funds	896,058	-	-	896,058
Others	249,602	-	-	249,602
Total mutual funds	10,554,967	-	-	10,554,967
Money market funds	153,661	-	-	153,661
Unitized managed account - Cash	39,792	-	-	39,792
Unitized managed account - Abaxis common stock	1,291,470	-	-	1,291,470
Common/collective trust funds	-	1,884,643	-	1,884,643
Total assets held for investment at fair value	$12,039,890	$1,884,643	$-	$13,924,533

The Plan’s valuation methodology used to measure the fair values of money market funds, mutual funds, and the unitized managed account were derived from quoted market prices, as substantially all of these instruments have active markets.

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ABAXIS 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

3.	Investments and Fair Value Measurements, continued

Common/collective trust funds are valued at fair value by discounting the related cash flows based on current yields.

There were no Plan assets and liabilities measured and recorded at fair value on a non-recurring basis for the years ended December 31, 2012 and 2011.

4.	Related Party and Party-In-Interest Transactions

Certain Plan investments were managed by TD AMERITRADE, the trustee and asset custodian of the Plan until March 31, 2011. Any purchases and sales of these funds were performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

The employer’s discretionary matching contribution is invested in the Company’s common stock or cash, as elected by the Company’s Board of Directors. Participants may contribute to the Abaxis, Inc. Common Stock Fund (the Stock Fund) which is held in the unitized managed account referenced above, and may transfer funds from the Stock Fund to other Plan investment options available in the Plan. The participant investment election into the Stock Fund is limited to 20%. The value of a participant’s investment in the Stock Fund may exceed 20% of the participant’s total investment portfolio. However, once a participant’s investment in the Stock Fund exceeds 20% of the participant’s total portfolio, transfers to the Stock Fund via exchange from other investments will be prohibited.

The aggregate investment in the Company’s common stock at December 31, 2012 and 2011 was as follows:

	Equivalent Shares	Fair Value*

2012	50,014	$1,855,519
2011	46,674	$1,291,470

*	Common stock portion of unitized managed account. Total fair value of the unitized managed account as of December 31, 2012 and 2011 were $1,911,630 and $1,331,262, respectively.

5.	Income Tax Status

The Plan uses a volume submitter plan document sponsored by PSI.  PSI received an opinion letter from the Internal Revenue Service (“IRS”) dated March 31, 2008, which states that the volume submitter plan document satisfies the applicable provisions of the IRC.  The Plan Administrative Committee believes that it can rely on such opinion letter and needs not apply for a determination letter from the IRS.  The Plan Administrative Committee also believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

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ABAXIS 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

5.	Income Tax Status, continued

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrative Committee believes it is no longer subject to income tax examinations for years prior to 2009.

6.	Reconciliation to Form 5500

The following schedule is a reconciliation of net assets available for benefits and changes in net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2012:

2012
Net assets available for benefits per the financial statements	$18,419,981
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	91,947
Net assets available for benefits per the Form 5500	$18,511,928

Change in net assets available for benefits per the financial statements	$4,449,208
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	91,947
Change in net assets available for benefits per the Form 5500	$4,541,155

7.	Risk and Uncertainties

The Plan provides for various investment options in any combination of investment securities. In addition, the Company’s common stock held in the unitized managed account is included in the Plan. Investment securities are exposed to various risks, such as those associated with interest rates, market conditions, and credit-worthiness of the securities’ issuers. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates, or other factors will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

8.	Subsequent Events

In accordance with accounting standards affecting disclosures of subsequent events, the Plan Administrative Committee evaluated subsequent events for recognition and disclosure through the date which these financial statements were issued. In May 2013, the Plan Sponsor elected to change the third party administrator, trustee and custodian of the Plan. The conversion is scheduled to occur during September 2013. The Plan Administrative Committee concluded that no other material subsequent event has occurred since December 31, 2012 that requires recognition or disclosure in the financial statements.

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SUPPLEMENTAL SCHEDULE

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ABAXIS 401(K) PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(PLAN NUMBER 001  EIN 77-0213001)
December 31, 2012

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(e) Fair Value

	TD Bank USA Money Market	Money Market	$485,038
*	Abaxis Stock Portfolio	Unitized Managed Account	1,911,630
	Metlife Stable Value	Stable Value Fund	1,766,760
*	Participant Loans	Interest rate of 5.25% with maturities ranging from 2013 to 2017	411,569
	Allianz NFJ Small-Cap Value	Mutual Fund	107,823
	American Funds EuroPacific Growth	Mutual Fund	718,500
	American Funds Smallcap World	Mutual Fund	116,150
	American Funds the Growth Fund of America	Mutual Fund	956,690
	Columbia Mid Cap Growth	Mutual Fund	680,814
	Davis New York Venture	Mutual Fund	727,875
	Dodge & Cox International Stock	Mutual Fund	555,579
	Dodge & Cox Stock	Mutual Fund	280,935
	Fidelity Spartan 500 Index	Mutual Fund	1,167,660
	Fidelity Spartan Extended Market Index	Mutual Fund	177,600
	Goldman Sachs Mid Cap Value	Mutual Fund	674,949
	Hartford Small Company	Mutual Fund	107,147
	JPMorgan Large Cap Growth	Mutual Fund	54,480
	Pimco Total Return	Mutual Fund	1,195,265
	Royce Low-Priced Stock Fund	Mutual Fund	243,424
	T Rowe Price Small Cap Value	Mutual Fund	85,815
	Vanguard Intermediate-Term U.S. Treasury	Mutual Fund	183,596
	Vanguard Target Retirement Income	Mutual Fund	27,777
	Vanguard Target Retirement 2010	Mutual Fund	396,493
	Vanguard Target Retirement 2015	Mutual Fund	709,468
	Vanguard Target Retirement 2020	Mutual Fund	777,737
	Vanguard Target Retirement 2025	Mutual Fund	541,730
	Vanguard Target Retirement 2030	Mutual Fund	1,031,580
	Vanguard Target Retirement 2035	Mutual Fund	786,981
	Vanguard Target Retirement 2040	Mutual Fund	576,897
	Vanguard Target Retirement 2045	Mutual Fund	407,432
	Vanguard Target Retirement 2050	Mutual Fund	160,991
	Vanguard Target Retirement 2055	Mutual Fund	7,280
	Vanguard Total Bond Market Index	Mutual Fund	329,837

	Total		$18,363,502

*        Party-in-interest

All investments are participant directed; therefore, cost information has not been presented.

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SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Abaxis 401(k) Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABAXIS 401(K) PLAN

Date: June 21, 2013	By:	/s/ Alberto Santa Ines
Alberto Santa Ines
Member of Abaxis 401(k) Plan
Administrative Committee, as Plan Administrator

By:	/s/ Russell Wong
Russell Wong
Member of Abaxis 401(k) Plan
Administrative Committee, as Plan Administrator

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EXHIBIT INDEX

Exhibit No.	Description

Exhibit 23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM